Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, January 28, 2026

Franco-Nevada to Release Year-End 2025 Results

Franco-Nevada Corporation announced today that it will report its year-end 2025 results as follows:

Year-end 2025 Results Release:	March 10th after market close
Conference Call:	March 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/3LNbCaA
Website:	www.franco-nevada.com
Replay (available until March 18th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 83241#

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com